MONSANTO COMPANY 800 North Lindbergh Boulevard St. Louis, Missouri 63167 Phone (314) 694-1000 http://www.monsanto.com

February 15, 2013

VIA EDGAR, FACSIMILE AND FEDEX

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
(202) 772-9202 (Fax)
Attention:	Linda Cvrkel
Effie Simpson
Jean Yu

Re:	Monsanto Company
Form 10-K for the fiscal year ended August 31, 2012
Filed October 19, 2012
File No. 001-16167

Ladies and Gentlemen:

Reference is made to the Staff’s letter, dated February 5, 2013, setting forth comments to the Annual Report on Form 10-K for the fiscal year ended August 31, 2012 (the “Form 10-K”) by Monsanto Company (“Monsanto” or the “company”).  Set forth below are the Staff’s comments, indicated in bold, and the company’s responses.  The company plans to incorporate changes to its filings prompted by the Staff’s comments on a going forward basis in future filings, as outlined in the responses below.  We understand that the purpose of the Staff’s review is to assist the company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings.  As such, we understand that the Staff may have further comments based on our responses.

United States Securities and Exchange Commission
Division of Corporation Finance
February 15, 2013

COMMENTS

Form 10-K for Fiscal Year Ended August 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 19

1.
We note you define free cash flow as the total of net cash provided or required by operating activities and net cash provided or required by investing activities. We further note you believe free cash flow is useful to investors and management as a measure of the ability of your business to generate cash and this cash can be used to meet business needs and obligations, to reinvest in the company for future growth, or to return to your shareowners through dividend payments or share repurchases. In this regard, please consider revising your disclosure to also include a statement that indicates free cash flow should not be interpreted to represent residual cash flow available for discretionary purposes (as it may exclude other mandatory expenditures such as debt service), to avoid any potential misleading inferences about its usefulness. Refer to Question 102.07 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance on Non-GAAP Financial Measures.

Response.  For future Form 10-K and 10-Q filings, Monsanto will include the following statement that free cash flow should not be interpreted to represent the residual cash flow available for discretionary purposes (new or updated disclosure is marked in italics):
“We also provide information regarding free cash flow, an important liquidity measure for Monsanto. We define free cash flow as the total of net cash provided or required by operating activities and net cash provided or required by investing activities. Free cash flow does not represent the residual cash flow available for discretionary expenditures. We believe that free cash flow is useful to investors and management as a measure of the ability of our business to generate cash. Once business needs and obligations are met, this cash can be used to reinvest in the company for future growth or to return to our shareowners through dividend payments or share repurchases. Free cash flow is also used by management as one of the performance measures in determining incentive compensation. See the “Financial Condition, Liquidity and Capital Resources — Cash Flow” section of MD&A for a reconciliation of free cash flow to net cash provided by operating activities and net cash required by investing activities on the Statements of Consolidated Cash Flows.”

United States Securities and Exchange Commission
Division of Corporation Finance
February 15, 2013

Results of Operations, page 21

2.
We note no discussion of cost of sales other than in the context of gross profit and that is to a limited degree. Given the significance of such costs to your results of operations for each period presented, and for a company with the size and breadth of operations as yours, please revise and expand your MD&A in future filings to separately quantify and discuss factors responsible for changes in the levels of the Company’s cost of sales at both the consolidated and the segment level during all periods presented in the Company’s financial statements as required by Item 303 of Regulation S-K. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary (or not vary when expected to). In this regard we believe materiality should be assessed in relation to both income from operations and income from continuing operations before income taxes. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales. Please note that even when total amounts of costs of sales do not materially vary from period to period, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (not netted). Please provide us with an example of your proposed disclosure.

Response.  In our future Form 10-K and 10-Q filings, we will separately quantify and discuss significant factors responsible for changes in our consolidated and segment level cost of sales in all periods presented. The following represents our proposed form of disclosure and the manner in which information will be disclosed in our future filings beginning with our second quarter fiscal year 2013 filing (to be updated to reflect such quarter and other future periods):
Results of Operation: “Cost of goods sold for the total company increased $716 million or 12 percent from $5,743 million in 2011 to $6,459 million in 2012. For a detailed discussion of the factors affecting the cost of goods sold comparison, see the “Seeds and Genomics Segment” and the “Agricultural Productivity Segment” sections.”

***
Seeds and Genomics Segment: “Cost of goods sold in the Seeds and Genomics segment primarily represents field growing, plant processing and distribution costs. Cost of goods sold increased $455 million or 14 percent to $3,731 million in 2012 compared to $3,276 million in 2011. The increase was primarily the result of increased volume in corn seed and traits and soy seed and traits. Also contributing to this increase were higher field costs, driven by inflation and commodity prices.”

***
Agricultural Productivity Segment: “Cost of goods sold in the Agricultural Productivity segment primarily represents material, conversion and distribution costs. Cost of goods sold increased $261 million or 11 percent in 2012 to $2,728 million

United States Securities and Exchange Commission
Division of Corporation Finance
February 15, 2013

compared to $2,467 million in 2011. The increase was primarily the result of increased volume for Roundup and other glyphosate-based herbicides. Also contributing to this increase were higher priced raw material costs, which were offset by cost improvements related to production efficiencies.”

3.
Also, given the potential for differing or offsetting results in your various segments, we encourage you to also provide the above disclosures at the segment level. At a minimum, we believe your segment disclosures would be more meaningful if cost of sales were disclosed for each segment as appropriate, so that investors may readily see the relative magnitude of changes in these costs. Please provide us with an example of your proposed disclosure.

Response.  Please refer to our response to number 2 above. Cost of goods sold will be disclosed for the segments in our future Form 10-K and 10-Q filings.

Notes to the Financial Statements

Note 26.  Commitments and Contingencies, page 102

4.
Under “Governmental Proceedings and Undertakings” on page 13, you discuss a Notice of Violation issued to you by the EPA on May 25, 2011, and you indicate that you are working with them to reach resolution. It is unclear whether this case has been addressed in the notes to the financial as part of the cases described in the notes. If it has not been addressed, please tell us and revise future filings to give an estimate of the possible loss or range of loss or state that such an estimate cannot be made pursuant to the requirements of ASC 450.

         Response.  The Notice of Violation issued to us by the EPA on May 25, 2011, is disclosed in Part I, Item 3, Legal Proceedings on page 13 of our Form 10-K for the year ended August 31, 2012, solely because of the $100,000 disclosure threshold applicable to environmental matters required by Item 103 of Regulation S-K.  The Notice of Violation is not disclosed in the Commitments and Contingency footnote to the financial statements because we determined that the exposure is not material.

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United States Securities and Exchange Commission
Division of Corporation Finance
February 15, 2013

We hereby acknowledge that:

(i) the company is responsible for the adequacy and accuracy of the disclosures in the filing;

(ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me ((314) 694-9791) if you have any questions or comments relating to the matters referenced above.  Thank you for your attention to this matter.

Sincerely,

/s/ NICOLE M. RINGENBERG
Nicole M. Ringenberg
Vice President and Controller
Monsanto Company

cc:	Pierre Courduroux, Monsanto Company
Nancy E. Hamilton, Esq., Monsanto Company